UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

07 May 2014
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

N      E      W      S                R      E      L      E      A      S      E

7 May 2014
CRH plc
INTERIM MANAGEMENT STATEMENT

CRH plc, the international building materials group, issues the following Interim Management Statement, which is in accordance with the reporting requirements of the EU Transparency Directive, in advance of its Annual General Meeting which takes place today at 11.00 am in Dublin.

Key Points

• Europe: With the continuation of improving trends, like-for-like1 January-April sales are up 10% compared with a weather-impacted 2013.

• Americas: Like-for-like sales in the low-season first four months are 2% ahead of 2013 despite weather disruptions across many regions in the United States. Construction demand remains good.

• EBITDA in the seasonally less significant first half expected to be €0.1 billion higher than last year at €0.5 billion (2013: €397 million).

• Cost initiatives: On track to deliver incremental savings of €100 million in 2014, primarily in Europe.

• Acquisitions and investments: Seven small transactions completed to date in 2014 at a cost of €60 million.

•    Portfolio review update: Approximately 80% of the Group's net assets are in businesses which meet the Group's strategic and financial criteria.  Businesses accounting for approximately 10% of our net assets are non-core and will be divested. Assessment of the remaining 10% is expected to be completed in the third quarter of 2014.

•    Outlook: Overall, the second half of 2013 benefited from favourable weather patterns. Against this backdrop, and assuming no major financial or energy market dislocations, with the benefit of contributions from acquisitions and cost savings measures we expect second-half EBITDA to be somewhat ahead of last year (H2 2013: €1.08 billion).

Year-to-date Trading and First Half Outlook

In Europe, the improving trend evident in the second half of 2013 has continued in the first four months of 2014, and the economic backdrop continues to stabilise. This, combined with the absence of the prolonged winter conditions which impacted last year's early season trading,  benefited construction activity in most of our markets and cumulative like‐for‐like European sales to end‐April were 10% (approximately €0.25 billion) ahead of the first four months of 2013.

Weather patterns in the United States were much less positive than Europe, and many regions, particularly in the eastern half of the country, experienced very cold conditions which impacted early season activity for the second consecutive year. As a result, despite overall economic progress, like-for‐like sales to end‐April for our Americas operations were just 2% (approximately €0.05 billion) ahead of 2013.

Given normal seasonal weather patterns, we expect trading in the Americas to improve in May and June as the 2014 construction season gets underway for our Materials operations. We also expect continued improvements in results for Europe in May and June, underpinned by the stabilisation of the economic backdrop in our major European markets.

As a result of these factors, we expect Group EBITDA in the less significant first half of the year to be approximately €0.5 billion (2013: €0.4 billion).

1 Like-for-like (or organic) movements exclude currency exchange effects and the incremental impact of acquisitions and divestments

Second Half Outlook

In Europe, the good start to the year in much more favourable weather conditions is encouraging.  While we continue to expect second-half performance to be ahead of last year, we believe that the strong year-to-date rate of organic growth is likely to moderate in the second half. We also remain focused on implementing the cost initiatives already announced. In Ukraine while we have seen limited impact on trading to date from the political unrest, the outlook remains uncertain.

In the United States, we continue to expect an improvement in housing and non-residential construction in 2014, with infrastructure activity likely to be stable. Although the mild weather conditions in the corresponding period of 2013 make the comparatives more demanding,  we still expect progress in the Americas overall in the second half of 2014.

Overall, the second half of 2013 benefited from favourable weather patterns. Against this backdrop, and assuming no major financial or energy market dislocations, with the benefit of contributions from acquisitions and cost savings measures we expect second-half Group EBITDA to be somewhat ahead of last year (H2 2013: €1.08 billion).

Year‐to‐date trading ‐ Europe

In Europe, the improving trend evident in the second half of last year has continued in 2014.  This, combined with the stabilising economic backdrop and the absence of the prolonged winter conditions which impacted last year's early season trading, benefited construction activity in most of our markets.  Cumulative like‐for‐like European sales to end‐April were 10% ahead of the first four months of 2013.

Our Materials operations in Poland and Ukraine started the year well, with mild weather benefiting infrastructure activity.  By the end of April our like‐for‐like cement volumes in Poland were c.70% ahead of a severely weather-impacted 2013.  Despite the difficult political backdrop in Ukraine, like‐for‐like cement volumes for our business were up c.30%. Our Swiss and Benelux operations also benefited from good demand, with cement volumes well ahead of last year. As expected, Ireland is seeing a pick-up in construction activity, and volumes to date are c.10% ahead of a very weak 2013. Market conditions remain challenging in Spain; however, with the benefit of the Lemona cement plant acquired in February 2013, sales are well ahead of last year.  In line with our expectations, the residential sector in Finland remains under pressure and cement volumes were c.5% lower than last year. Overall, cumulative like‐for‐like sales for Europe Materials were 8% ahead of the first four months of 2013.

Our Products businesses in Europe are predominantly located in the Netherlands, Germany, Belgium, the UK and France. To date in 2014 these operations have benefited from the mild weather conditions and generally improving sentiment in major markets, with the UK in particular continuing to benefit from strong private housing demand.  Like-for-like sales were 16% higher than January to April 2013.

Activity for our Distribution businesses, which have strong positions in the Netherlands, Belgium, Germany and Switzerland, reflected the generally improving trend across Europe and the mild weather conditions. Like‐for‐like sales for the January-April period were 8% higher than 2013.

Year‐to‐date trading ‐ Americas

The overall economic and construction backdrop in the United States remains positive. However, for the second consecutive year very harsh early-season weather conditions across many major markets, particularly in the east of the country, have impacted activity. Like-for‐like sales for our Americas businesses are approximately 2% ahead of the corresponding period in 2013.

For our Materials businesses, like-for-like aggregates and asphalt volumes were broadly similar to 2013 in the seasonally quiet January to April period, while readymixed concrete volumes were 6% ahead of the same period last year. Price increases have been achieved for both aggregates and readymixed concrete. However, average asphalt selling prices to date are marginally lower than last year, reflecting lower liquid bitumen costs.  Overall like-for-like sales levels were 4% ahead of 2013.  This markedly seasonal business typically sells less than 10% of annual asphalt volumes, and approximately 20% of aggregates and readymixed concrete volumes, in the first four months of the year.

Stronger housing activity, particularly in the Sunbelt markets, together with an improving non-residential sector, benefitted demand in our Americas Products business in 2014, more than offsetting the impact of inclement weather, and overall like‐for‐like sales were 3% ahead of the first four months of 2013.  Product shipments by our Architectural Products operations were disrupted by weather, keeping like-for-like sales in line with last year; however, with the contributions from acquisitions, overall sales were ahead. Our Precast group was significantly impacted by weather-related project delays, but this shortfall was more than offset by higher activity in our BuildingEnvelope®business.

In the Distribution segment, poor weather and the absence of last year's hurricane repair work in the Northeast region, resulted in lower sales in our exterior products (mainly roofing) branches.  This was somewhat offset by strong sales volumes in our less weather-dependent interior products (wallboard, steel studs and acoustical ceiling systems) business as the new construction market continued to grow. Combined like‐for‐like sales were approximately 2% behind at the end of April.

Portfolio Review and Development Activity

In February 2014 we announced completion of the initial phase of our ongoing portfolio review. This phase concluded that business units accounting for approximately 10% of our assets (and approximately 3% of 2013 EBITDA) are unlikely to be able to meet the Group's financial objectives.  An orderly process to divest these non-core business units identified for disposal is underway.

We have now determined that approximately 80% of the Group's net assets are in businesses which meet the Group's strategic and financial criteria. We are currently assessing the businesses which account for the remaining 10% of our net assets (and approximately 7% of 2013 EBITDA) where fit or returns potential are not yet clear, and we expect to complete this exercise in the third quarter of 2014.

Development activity to date in 2014 comprises a total of seven acquisition and investment transactions at a total cost of approximately €60 million, most of which relate to bolt-on transactions in our Products business in the United States.

Cost Reduction Programme

As announced earlier this year, we expect to deliver total savings of €535 million during the period 2012-2015;   we are well on track to deliver the incremental savings of €100 million for 2014, which would bring cumulative savings since 2007 to €2.5 billion by the end of 2014.

Interim 2014 Results

CRH will report Interim Results for the six months ending 30 June 2014 on Tuesday 19 August 2014.

This Statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed on pages 92 and 93 of our 2013 Annual Report and in our Annual Report on Form 20-F filed with the SEC.

CRH plc will host an analysts' conference call at 8:00 a.m. BST on Wednesday 7 May 2014 to discuss the statement.  To register in advance for the conference call please log on to:
https://jsp.premiereglobal.ie/webrsvp/register?conf_id=8550568 where you will be asked to enter your name, email, company and telephone number. You shall then receive a confirmation code and list of dial in numbers for the call and further dial in instructions.   Alternatively, please dial +353(0)1 2476528 on the day and enter passcode 8550568.  A recording of this conference call will be available until 5 June 2014 by dialing +353 (0)1 4860902. The security code for the replay shall be 8550568.

Albert Manifold               Chief Executive
Maeve Carton                  Finance Director
Frank Heisterkamp          Head of Investor Relations

CRH public limited company
(Registrant)

Date: 07 May 2014

By:___/s/Maeve Carton___
M. Carton
Finance Director